UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 12-19-02

03000883

January 2, 2003

Act 1934
Section
Rule 14A-8
Public Availability 1-2-2003

Shelley J. Dropkin
Senior Counsel
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Re: Citigroup Inc.
Incoming letter dated December 19, 2002

Dear Ms. Dropkin:

This is in response to your letter dated December 19, 2002 concerning the shareholder proposal submitted to Citigroup by the Mary F. Morse Family Trust. We also have received a letter from the proponent dated December 23, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mary F. Morse
Mary F. Morse Family Trust
212 Highland Avenue
Moorestown, NJ 08057-2717

citigroup

Citigroup Inc.
425 Park Avenue
New York, NY 10043

December 19, 2002

RECEIVED
2002 DEC 20 PM 4: 1
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Stockholder Proposal to Citigroup Inc. of the Mary F. Morse Family Trust (the "Proponent")**

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent for inclusion in the proxy to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on April 15, 2003. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3) promulgated under the Act and six copies of an opinion of Morris, Nichols, Arsht & Tunnell as to certain matters of Delaware law.

Rule 14a-8(i)(2) provides that a proposal may be omitted "if the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject."

Rule 14a-8(i)(3) provides that a proposal may be omitted if it violates the proxy rules, including Rule 14a-9 which prohibits false and misleading statements in proxy materials.

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of its intention to omit this proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 11, 2003.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
Senior Counsel

Enclosures

cc: Mary F. Morse Family Trust

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal") a copy of which is annexed hereto as Exhibit A, submitted by the Mary F. Morse Family Trust (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2003 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 15, 2003.

The Proposal urges the Company to adopt a resolution requesting the Company to change the wording of its proxy material to "[r]emove the word 'EXCEPT' and reapply the word 'AGAINST' in the Vote for Directors column."[1]

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(2) provides that a proposal may be omitted if "the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." Rule 14a-8(i)(3) provides that a proposal may be omitted if it violates the proxy rules, including Rule 14a-9 which prohibits false and misleading statements in proxy materials.

THE PROPOSAL MAY BE OMITTED BECAUSE IT WOULD, IF IMPLEMENTED, CAUSE THE COMPANY TO VIOLATE THE FEDERAL PROXY RULES AND FEDERAL LAW UNDER RULE 14a-8(i)(2) AND RULE 14a-8(i)(3)

The Proposal seeks to change the format of shareholder proxy cards with respect to the election of directors. Citigroup's proxy cards provide that a shareholder may either (a) vote for, or (b) withhold authority to vote for a nominee director. The Proposal, if implemented, would require that the Company eliminate the "withhold authority" option on the proxy card and replace it with an option to vote "against" a nominee director.

Rule 14a-8(i)(2) provides that a proposal which, if implemented, "would require the registrant to violate any federal...law" may be omitted. Rule 14a-8(i)(3) provides that a proposal may be omitted if the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9 provides that "no solicitation...shall be made by means of any proxy statement...containing any statement which, at the time and in light of the circumstances it is made, is false or misleading..." The Proposal, if implemented, would require the Company to format proxy cards in a manner inconsistent with Rule 14a-4(b)(2) and would contain false and misleading statements in violation of Rule 14a-8(i)(3). Therefore, it is our opinion that the Proposal may be omitted pursuant to Rule 14a –8(i)(2).

---

[1] The language of the Company's proxy card permits stockholders to "withhold authority" for a nominee director; it does not contain the word "except." We have assumed that the Proposal would have the Company replace "withhold authority" with "against."

In a recent no action letter, Lucent Technologies Inc. (November 18, 2002), the Staff (the "Staff") of the Securities and Exchange Commisssion (the "Commission") permitted the exclusion of a proposal under Rule 14a-8(i)(2) that was substantially identical to the Proposal reasoning that "because Lucent's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in Lucent's proxy materials being false or misleading under Rule 14a-9." See also Coca-Cola Company (February 6, 2002); Visteon Corporation (February 20, 2002).

Lucent, Coca-Cola and Visteon are incorporated in Delaware. All of them noted that the election of directors in Delaware is governed by Section 216 of the Delaware General Corporation Law (the "DGCL") which provides that a corporation's board of directors is elected by a plurality of votes cast unless otherwise provided in a corporation's charter or by-laws. Because none of them had opted out of such provision, a vote against a nominee for election as director would have no effect in determining whether a nominee would be elected as a director.

The Company is a Delaware corporation whose directors, in accordance with Section 216 of the DGCL, are elected by a plurality vote. As more fully discussed in the opinion of the Delaware law firm Morris, Nichols, Arsht & Tunnell (the "Opinion") attached hereto as Exhibit B, Delaware law does not recognize votes "against" a director. Where directors are elected by a plurality vote those nominees who receive the greatest number of favorable votes are elected. As a consequence, a vote against a director, in and of itself, has no effect. The person elected is the one receiving the most votes in favor. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his or her election, that nominee would nonetheless be elected so long as the votes for his or her election exceeded the number of votes cast in favor of the other nominees. Votes cast against a nominee director would not have any "legal effect" under Delaware law. The Company has not opted out of plurality voting and the election of its directors is governed by Section 216 of the DGCL.

The decision of the Delaware Court of Chancery in North Fork Bankcorporation, Inc. v. Toal, Del, Ch., C.A. No. 18147, slip op. (Nov. 8, 2000) provides a useful description of the interplay between state law and the rules of the Commission which also illustrates the effect of plurality voting. Noting that since 1979 Rule 14a-4(b)(2) has required that proxy cards providing for the election of directors provide a "means for security holders to withhold authority to vote for each nominee," the Court observed that when considering the 1979 amendments to the rule the Commission at first proposed the mandatory inclusion of an "against" voting option on proxy cards. However, after receiving public comments, the Commission found that:

> A number of legal commentators questioned the treatment of an "against" vote under state law, most arguing that it normally would have no effect in an election. They also expressed concern that shareholders might be misled into thinking that their against votes would have an effect when, as a matter of substantive law, such is not the case since such votes are treated simply as abstentions.

Id., slip op. at 17 (quoting Shareholder Communications (defined below)).

As a result of this concern, according to the history related by the Court, the Commission included in the rule, as adopted, the concept of withholding authority to vote for a nominee or nominees because the Commission wanted to furnish stockholders a means of expressing dissent beyond merely abstaining. Significantly, the Court went on to agree that the concern of commentators that led to the present language of Rule 14a-4(b)(2) was justified saying, "[b]ecause most corporate votes typically require a plurality (and not a majority as was required by [the defendant's] bylaws) the commentators' concern was well-founded." North Fork Bancorporation, Inc. v. Toal, supra, at 18 n.23. The Court observed that stockholders could be misled by the availability of the option to vote against, thinking this offered the possibility of defeating the slate. Hence, the Court concluded, "[r]ather than mandating the inclusion of an 'against' vote on proxy cards which could lead to further shareholder cynicism, the SEC compromised, offering shareholders the opportunity to express dissatisfaction by withholding authority to vote for all or specific nominees." Id.

If the Company were to implement the Proposal and provide shareholders with an "against" vote, shareholders would believe that the "against" vote would have an impact in the election of directors. This is exactly the outcome the Court was trying to avoid. Formatting the proxy card in the manner requested by the Proposal would be misleading to shareholders in violation of Rule 14a-9.

In addition, Rule 14a-4(b)(2) states that:

> A form of proxy which provides for the election of directors shall set forth the names of persons nominated for election as directors. Such form of proxy shall clearly provide any of the following means for security holders to withhold authority to vote for each nominee:
>
> (i) A box opposite the name of each nominee which may be marked to indicate that authority to vote for such nominee is withheld; or
>
> (ii) An instruction in bold-face type which indicates that the security holder may withhold authority to vote for any nominee by lining through or striking out the name of any nominee; or
>
> (iii) Designated blank spaces in which the security holder may enter the names of nominees with respect to whom the security holder chooses to withhold authority to vote; or
>
> (iv) Any other similar means, *provided* that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee.

In interpreting Rule 14a-4(b)(2), the Commission has stated that:

> As adopted, rule 14a-4(b)(2) has been revised to delete the specific requirement of a for and against vote for individual nominees. Instead, the rule provides that the form of proxy shall clearly provide one of several designated methods for security holders to withhold authority to vote for each nominee.

Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange Act Release No. 16356 at 11 (Nov. 21, 1979), 18 SEC Docket 997, 999 (No. 16, December 4, 1979) ("Shareholder Communications").

Furthermore, according to the Commission, Rule 14a-4(b)(2) only permits withholding of votes (as opposed to votes directed against a nominee director):

> The Commission acknowledges that an "against" vote may have questionable legal effect and therefore could be confusing and misleading to shareholders. Accordingly, the term "withhold authority" has been substituted in the rule.

Id. at 12. Thus, except in the limited circumstance described below, Rule 14a-4(b)(2) does not contemplate any method by which a shareholder may disagree with the election of a director nominee, other than withholding of authority to vote for such nominee.

In the event "that certain jurisdictions may give legal effect to votes cast against a nominee," the Commission has permitted the option of providing for a vote "against" on a proxy card. Id. (referring to Strong v. Fromm Laboratories, Inc., 77 N.W.2d 389 (Wis.1956)). In those instances Instruction 2 to Rule 14a –4(b)(2) provides:

> if applicable state law gives legal effect to votes cast against a nominee, then in lieu of, or in addition to, providing a means for security holders to withhold authority to vote, the registrant should provide a similar means for security holders to vote against each nominee.

In the Company's case, the exception to Rule 14a-4(b)(2) permitting "against" votes on a proxy card does not apply because the election of the Company's directors is governed by Section 216 of the DGCL and the Company has not opted out of plurality voting. Given that the Proposal would require the Company to format its proxy card in a manner inconsistent with Rule 14a-4(b)(2) and the exception set forth in Instruction 2 to Rule 14a-4(b)(2) is inapplicable, the Proposal, if implemented, would cause Citigroup to violate Federal law.

The Proposal, if implemented, would result in the formatting of the proxy card in a manner that is misleading to shareholders in contravention of Rule 14a-9 and inconsistent with Rule 14a-4(b)(2). As such, the Proposal may be omitted pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3).

THE PROPOSAL MAY BE OMITTED BECAUSE IT WOULD, IF IMPLEMENTED, CAUSE THE COMPANY TO VIOLATE STATE LAW

Rule 14a-8(i)(2) provides that a proposal which, if implemented, "would require the registrant to violate any ...state law" may be omitted.

As noted above, the Company is a Delaware corporation whose directors, in accordance with Section 216 of the DGCL, are elected by a plurality vote. As more fully discussed in the Opinion, where directors are elected by a plurality vote, those nominees who receive the greatest number of favorable votes are elected. Thus votes cast against a nominee director will not have any "legal effect."

As the Company has not opted out of plurality voting, and "against" votes do not have any legal effect under Delaware law, implementation of the Proposal could cause the Company to violate Delaware law inasmuch as it would suggest to shareholders that their vote would have an effect it would not have. Thus the Proposal may be excluded under Rule 14a-8(i)(2).

CONCLUSION

For the foregoing reasons, Citigroup respectfully submits the Proposal would, if implemented, cause Citigroup to violate law and contains false and misleading statements. The Proposal may be omitted pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3).

Exhibit A

Mary F. Morse Family Trust
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph 856 235 1711
September 16, 2002

Shirley J. Dropkin
C/o Citigroup
425 Park Avenue
New York, NY 10043

Dear Ms. Dropkin:

I wish to enter this proposal for the Year 2003 Proxy Material.

I have over $2000.00 stock equity, and have held same over one year. I intend to hold the stock beyond the 2003 meeting date. I plan to attend or be personally represented at the meeting.

PROPOSAL

Management and Directors are requested to make the following change to the format of the Proxy Voting Card:

Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column.

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted. "EXCEPT" and "ABSTAIN" are NOT deductible from "FOR", therefore unfair to the shareholders. The Management's selection for Directors have an advantage to be elected, as few, if any other nominees are ever presented.

FURTHER:

Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners. The Shareowners likewise have the right to ask for a vote "AGAINST" all company selected nominees for Director. Note the news of present exposures of Corporate Director's wasteful remuneration to Management after their election.

Thank you,
Mary F. Morse Family Trust
Mary F. Morse

Mary F. Morse

Exhibit B

Morris, Nichols, Arsht & Tunnell

1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347

302 658 9200
302 658 3989 Fax

December 18, 2002

Citigroup Inc.
425 Park Avenue
New York, NY 10043

Ladies and Gentlemen:

You have requested our opinion, as a matter of Delaware law, concerning the effect of a vote "against" a nominee for election as a director of Citigroup Inc., a Delaware corporation (the "Company"). Section 216 of the Delaware General Corporation Law (the "DGCL") provides that in the absence of any specification in a corporation's certificate of incorporation or by-laws, "[d]irectors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." 8 Del. C. § 216(3). Neither the Company's certificate of incorporation nor by-laws addresses the vote required to elect directors of the Company. Accordingly, pursuant to Section 216 of the DGCL, the directors of the Company are elected by a plurality vote. In this respect, the Company is typical of Delaware corporations. North Fork Bancorporation, Inc. v. Toal, Del. Ch., C.A. No. 18147, slip op. at 10 n.12 (Nov. 8, 2000). ("Typically, directors of Delaware corporations are elected by a plurality of voting power present at a meeting in person or represented by proxy.").[1]

Where directors are elected by a plurality vote those nominees for director who receive the greatest number of favorable votes are elected. Model Business Corporation Act, §7.28 pp. 7-62 (1999) (A "plurality" means that the individuals with the largest number of votes are elected directors up to the maximum number of directors to be chosen at the election".) As a consequence, a vote against a director, in and of itself, has no effect. To illustrate, if at an election of directors, five directors are to be elected and ten persons have been nominated to fill the five available directorships, the five nominees receiving the greatest number of favorable votes will be elected to the available seats on the board of directors. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his or her election, that nominee would nonetheless be elected so long as the votes for his or her election exceeded the number of votes cast in favor of five of the other ten nominees. Black's Law Dictionary further illustrates the point. There "plurality" is defined as "the excess of the votes cast for one candidate over those cast for any other" and then the writer goes on to describe the difference between a plurality vote and majority vote as follows:

> Where there are only two candidates, he who receives the greater number of the votes cast is said to have a *majority*; when there are more than two competitors for the same office, the person who receives the greatest number of votes

---

1 The North Fork case dealt with the unusual situation where a corporation's by-laws required that directors be elected by a majority of the voting power present at a meeting. More specifically, the question before the Court was whether proxy cards marked "withhold authority" represented "voting power present" at the meeting.

> has a *plurality*, but he has not a majority unless he receives a greater number of votes than those cast for all his competitors combined, or, in other words, more than one-half of the total number of votes cast.

Black's Law Dictionary 1039 (5th ed. 1979).

The decision of the Delaware Court of Chancery in North Fork Bancorporation referred to above provides a useful description of the interplay between state law and the rules of the Securities and Exchange Commission which also illustrates the effect of plurality voting. Noting that since 1979 SEC Rule 14a-4(b)(2) has required that proxy cards providing for the election of directors provide a "means for security holders to withhold authority to vote for each nominee," the Court observed that when considering the 1979 amendments to the rule the SEC at first proposed the mandatory inclusion of an "against" voting option on proxy cards. However, after receiving public comments, the SEC found that:

> A number of legal commentators questioned the treatment of an "against" vote under state law, most arguing that it normally would have no effect in an election. They also expressed concern that shareholders might be misled into thinking that their against votes would have an effect when, as a matter of substantive law, such is not the case since such votes are treated simply as abstentions.[2]

As a result of this concern, according to the history related by the Court, the SEC included in the rule, as adopted, the concept of withholding authority to vote for a nominee or nominees because the SEC wanted to furnish stockholders a means of expressing dissent beyond merely abstaining. Significantly, the Court went on to agree

2 The Court cited Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange (continued)

that the concern of commentators that led to the present language of Rule 14a-4(b)(2) was justified saying, "[b]ecause most corporate votes typically require a plurality (and not a majority as was required by [the defendant's] bylaws) the commentators' concern was well-founded." North Fork Bancorporation, Inc. v. Toal, supra, at 18 n.23. The Court observed that stockholders could be misled by the availability of the option to vote against, thinking this offered the possibility of defeating the slate. Hence, the Court concluded, "[r]ather than mandating the inclusion of an 'against' vote on proxy cards which could lead to further shareholder cynicism, the SEC compromised, offering shareholders the opportunity to express dissatisfaction by withholding authority to vote for all or specific nominees." Id.

For the reasons set forth above and limited in all respects to matters of Delaware law, it is our opinion that in an election of directors where directors are elected by a plurality vote, a vote against a nominee for election as a director has no effect in determining whether a nominee is elected as a director.

Very truly yours,

Morris, Nichols, Arsht & Tunnell

(continued)
Act Release No. 34, 16356 [1979-1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 82, 358, 1979 WL 17411 (S.E.C.) at *4 (Nov. 21, 1979).

Mary F. Morse Family Trust
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711

December 23, 2002

Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 4-2
450 Fifth Street, NW
Washington, DC 20549

Re: Citigroup letter of
December 19, 2002
to the SEC .
Copy received December 20, 2002

Ladies and Gentlemen:

I have received yet another objection to printing my Proposal, in that the Company claims that State Plurality Law would be violated, and that is followed by stating that my Proposal would also violate SEC regulations, or Laws as "false and misleading" It is just or more misleading to a shareowner who thinks they are able to offer an objection by "withholding" as to certain nominees, when in fact all can win as there can be no "Against" voting.

There is no admission of proof that a shareowner's "Right of Dissent" has been denied in any submission, but some note that: "the commission considered and rejected a proposal similar to mine". This was accomplished under pressure from legal input or lobbyists representing corporate interests. Otherwise, what is wrong with the right to represent oneself as being opposed to the nominees presented by management?

As I stated many times, the Laws/Rules are unconstitutional or contrary to the Bill of Rights as discriminatory in that respect. It is up to the Commission to stand fast to this standard, and allow a legitimate objection to the system in effect now.

I would expect a re-admission of my right to have the Proposal printed in all cases presented to the Commission, including the "non attendance" Rule as being discriminatory.

Sincerely,

Mary F. Morse, Trustee

Mary F. Morse trustee

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 2, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 19, 2002

The proposal requests that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(2). In this regard, because Citigroup's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in Citigroup's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Grace K. Lee
Special Counsel